VIA EDGAR

March 28, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lauren Hamill

Re:	Nektar Therapeutics
Acceleration Request for Registration Statement on Form S-3
File No. 333-286222

Dear Laura Hamill,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Nektar Therapeutics (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to April 1, 2025, at 4:05 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling Justin Platt at (212) 459-7340.

If you have any questions regarding this request, please contact Sam Zucker of Goodwin Procter LLP at (650) 752-3232 or Justin Platt at (212) 459-7340.

Sincerely, NEKTAR THERAPEUTICS

/s/ Howard W. Robin
Howard W. Robin
President and Chief Executive Officer

cc:	Howard W. Robin, Nektar Therapeutics
Sam Zucker, Goodwin Procter LLP
Justin Platt, Goodwin Procter LLP